

June 30, 2007

Via Facsimile (212) 451-2222 and U.S. Mail

Steven Wolosky
Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

Re: **Simon Worldwide, Inc.**
PREC14A filed on June 20, 2007 by Everest Special Situations Fund, LP,
Maoz Everest Management Fund, Ltd., Elchanon Maoz and Meron Mann
SEC File No. 0-21878

Dear Mr. Wolosky:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. The scope of our review is limited to the issues identified in our comments below.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

All defined terms used in this letter have the same meaning as in the proxy statement, unless otherwise indicated. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

General

1.   Where you state that shareholders wishing to vote for your Nominees may vote for five director nominees in total, clarify that seven director spots are up for a vote at the annual meeting and that shareholders wishing to vote for your Nominees will therefore be disenfranchised as to the other two director slots.

<u>Reasons why we are seeking representation on the Board of Directors – Lack of communication with stockholders, page 5</u>

2.   Where you describe any contacts between the Company and its Board and the participants in your solicitation and their affiliates, be specific about the form of the communication, who initiated it, when it occurred and in what context, and any resulting actions. For example, at the bottom of page 5, you state that you previously requested the Board of Directors to hold an annual meeting. Clarify when and how you made such request, and when and how the Board responded. If meetings between you and the Company arose out of these communications, describe them. Please make similar changes throughout the proxy statement, as appropriate.

<u>Background to the Solicitation, page 6</u>

3.   In this section, you note that Mr. Maoz met with Company affiliates to discuss Everest's ideas on how to make the Company more attractive to strategic partners. Provide additional details about your plans for the Company besides the recapitalization and restructuring plan you have described. That is, why are you seeking to effect this plan? Do you believe the Company can be sold? Acquire another company itself? Please revise and be as specific and comprehensive as possible.

4.   See our last comment above. If you plan to seek the removal of any of the Company's current management team if your Nominees are elected to the Board of Directors, please describe those plans. If such removals would or may trigger severance payments under the Company's employment agreements with such executives, please disclose (quantifying where possible).

<u>Election of Directors, page 8</u>

5.   Disclose that there can be no assurance that the Companies nominees will agree to serve with your Nominees if they are elected to the Board, and that since your Nominees would constitute a minority of the Board even if elected, there can be no assurance they could implement the changes advocated in your proxy materials.

6.   Under "The Case Against the Election of Certain Directors" on page 8, you refer to "other principal stockholders" with whom you discussed a possible financial restructuring of the Company. Identify these stockholders.

7.   Describe all material terms of the Memorandum of Understanding you submitted to Yucaipa and the Company and tell shareholders how they can access that Memorandum. In this regard, we note that you apparently proposed expanding

the Board of Directors from seven to nine members, to include two of your representatives. See amendment no. 4 to the Schedule 13D filed by the participants.

8.   In an appropriate section of the proxy statement, detail all of your discussions and contacts with other shareholders of Simon Worldwide, including Yucaipa, regarding a restructuring of the Company or any other matters regarding its future, including your representation on the Board of Directors. Your revised disclosure should summarize such shareholders' responses or reactions to your proposals, and should also describe any plans or proposals they themselves propounded or that you discussed.

9.   See our last comment above. On page 9 of the proxy statement, you mention that you have no assurance that the holder of the Preferred Stock would support your recapitalization plan. Detail any discussions or contacts you have had with Yucaipa on this subject (including in particular Yucaipa's responses or reactions) and note that Yucaipa's approval would be required to effect the recapitalization.

Proposal No. 2: Everest's Non-Binding Recapitalization Proposal, page 12

10.   Refer to our comments above concerning the need to provide more details about Yucaipa's reactions and responses toward your recapitalization plan and your specific plans for the Company if such a restructuring can be accomplished. Revise to explain why agreeing to such a plan or any other form of restructuring proposal that would result in the loss of its liquidation preference for the Preferred Stock would ever be in the best interests of Yucaipa.

11.   We note your disclosure that the restructuring proposal is non-binding. Explain how it could be put into place. For example, would the Company's governing instruments need to be amended? If so, would this require the vote of shareholders? The consent of the holder of the Preferred Stock?

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant in this solicitation acknowledging that:

- such participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- such participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *   *

Please amend your filing in response to these comments. Include a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions